                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         HEARTLAND PAYMENT SYSTEMS, INC.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    42235N108
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP NO. 42235N108
-------------------

--------------------------------------------------------------------------------
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     MITCHELL L. HOLLIN
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
     ___________________________________________________________________________
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization  United States

--------------------------------------------------------------------------------
                    5 Sole Voting Power 10,000 (consisting of options to purchase 10,000 shares of common stock)

                    ------------------------------------------------------------
                    6    Shared Voting Power

                         4,553,000
                    ------------------------------------------------------------
                    7 Sole Dispositive Power 10,000 (consisting of options to purchase 10,000 shares of common stock)

                    ------------------------------------------------------------
                    8    Shared Dispositive Power

                         4,553,000
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     4,563,000
--------------------------------------------------------------------------------
10   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     12.3%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

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-------------------
CUSIP NO. 42235N108
-------------------

--------------------------------------------------------------------------------
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     LLR CAPITAL, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
     ___________________________________________________________________________
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization Delaware

--------------------------------------------------------------------------------
                    5    Sole Voting Power

                         0
                    ------------------------------------------------------------
                    6    Shared Voting Power

                         4,553,000
                    ------------------------------------------------------------
                    7    Sole Dispositive Power

                         0
                    ------------------------------------------------------------
                    8    Shared Dispositive Power

                         4,553,000
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     4,553,000
--------------------------------------------------------------------------------
10   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     12.3%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

-------------------
CUSIP NO. 42235N108
-------------------

--------------------------------------------------------------------------------
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     LLR EQUITY PARTNERS, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
     ___________________________________________________________________________
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization Delaware

--------------------------------------------------------------------------------
                    5    Sole Voting Power

                         0
                    ------------------------------------------------------------
                    6    Shared Voting Power

                         4,133,509
                    ------------------------------------------------------------
                    7    Sole Dispositive Power

                         0
                    ------------------------------------------------------------
                    8    Shared Dispositive Power

                         4,133,509
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     4,133,509
--------------------------------------------------------------------------------
10   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     11.1%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

-------------------
CUSIP NO. 42235N108
-------------------

--------------------------------------------------------------------------------
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     LLR EQUITY PARTNERS PARALLEL, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
     ___________________________________________________________________________
--------------------------------------------------------------------------------
4    Citizenship or Place of Organization Delaware

--------------------------------------------------------------------------------
                    5    Sole Voting Power

                         0
                    ------------------------------------------------------------
                    6    Shared Voting Power

                         419,491
                    ------------------------------------------------------------
                    7    Sole Dispositive Power

                         0
                    ------------------------------------------------------------
                    8    Shared Dispositive Power

                         419,491
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     419,491
--------------------------------------------------------------------------------
10   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     1.1%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

ITEM 1

     (A)  NAME OF ISSUER:

          HEARTLAND PAYMENT SYSTEMS, INC. (the "Issuer")

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          90 Nassau Street, Princeton, NJ 08542

ITEM 2

     (A)  NAME OF PERSON FILING:

          This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. The persons filing this Schedule 13G are as follows:

          Mitchell L. Hollin

          LLR Capital, L.P.

          LLR Equity Partners, L.P.

          LLR Equity Partners Parallel, L.P.

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The address of the principal business office of all filing persons identified in this Schedule 13G is:

          c/o LLR Capital, L.P., Cira Centre, 2929 Arch Street, Philadelphia, PA 19104-2868

     (C)  CITIZENSHIP:

          Mitchell L. Hollin is a citizen of the United States.

          Each of LLR Capital, L.P., LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P. is a limited partnership formed under the laws of the State of Delaware.

     (D)  TITLE OF CLASS OF SECURITIES:

          Common stock, $0.001 par value per share (the "Common Stock")

     (E)  CUSIP NUMBER:

          42235N108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B) OR 13D-2(C), CHECK WHETHER THE PERSON FILING IS A:

(a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

(b)  [ ]  Bank as defined in section 3(a)(6) of the Exchange Act;

(c)  [ ]  Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

(e)  [ ]  An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)  [ ]  A savings association, as defined in Section 3(b) of the Federal
           Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Mitchell L. Hollin:                         4,563,000(1)
          LLR Capital, L.P.:                          4,553,000(2)
          LLR Equity Partners, L.P.:                  4,133,509
          LLR Equity Partners Parallel, L.P.:           419,491

     (b)  Percent of class:(3)

          Mitchell L. Hollin:                              12.3%
          LLR Capital, L.P.:                               12.3%
          LLR Equity Partners, L.P.:                       11.1%
          LLR Equity Partners Parallel, L.P.:               1.1%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Mitchell L. Hollin:                      10,000
                LLR Capital, L.P.:                            0
                LLR Equity Partners, L.P.:                    0
                LLR Equity Partners Parallel, L.P.:           0

          (ii)  Shared power to vote or to direct the vote
                Mitchell L. Hollin:                   4,553,000
                LLR Capital, L.P.:                    4,553,000
                LLR Equity Partners, L.P.:            4,133,509
                LLR Equity Partners Parallel, L.P.:     419,491

          (iii) Sole power to dispose or to direct the disposition of
                Mitchell L. Hollin:                      10,000
                LLR Capital, L.P.:                            0
                LLR Equity Partners, L.P.:                    0
                LLR Equity Partners Parallel, L.P.:           0


----------
(1) Includes 4,133,509 shares of the Issuer's Common Stock held by LLR Equity Partners, L.P, and 419,491 shares of the Issuer's Common Stock held by LLR Equity Partners Parallel, L.P. By virtue of his position as a Partner of LLR Capital, L.P., which is the General Partner of LLR Equity Partners and its affiliated investment fund, Mr. Hollin may be deemed to beneficially own these shares. Beneficial ownership also includes options granted to Mr. Hollin to purchase 10,000 shares of the Issuer's Common Stock. As of December 31, 2006, the options were immediately exercisable.

(2) Includes 4,133,509 shares of the Issuer's Common Stock held by LLR Equity Partners, L.P, and 419,491 shares of the Issuer's Common Stock held by LLR Equity Partners Parallel, L.P. LLR Capital, L.P. is the General Partner of LLR Equity Partners and its affiliated investment fund, and consequently, LLR Capital, L.P. may be deemed to beneficially own these shares.

(3) All percentages herein are based on 37,151,492 shares of the Issuer's Common Stock reported to be outstanding as of November 6, 2006, as reported on the Form 10-Q filed with the SEC by the Issuer for the quarter ended September 30, 2006.

          (iv)  Shared power to dispose or to direct the disposition of
                Mitchell L. Hollin:                   4,553,000
                LLR Capital, L.P.:                    4,553,000
                LLR Equity Partners, L.P.:            4,133,509
                LLR Equity Partners Parallel, L.P.:     491,419

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9th, 2007

                                        /s/ Mitchell Hollin
                                        ----------------------------------------
                                        Mitchell Hollin

                                        LLR Capital, L.P.


                                        By: /s/ Mitchell Hollin
                                            ------------------------------------
                                        Name: Mitchell Hollin
                                              ----------------------------------
                                        Title: Managing Director
                                               ---------------------------------


                                        LLR Equity Partners, L.P.


                                        By: /s/ Mitchell Hollin
                                            ------------------------------------
                                        Name: Mitchell Hollin
                                              ----------------------------------
                                        Title: Managing Director
                                               ---------------------------------


                                        LLR Equity Partners Parallel, L.P.


                                        By: /s/ Mitchell Hollin
                                            ------------------------------------
                                        Name: Mitchell Hollin
                                              ----------------------------------
                                        Title: Managing Director
                                               ---------------------------------